 Exhibit 99.6
TD Modern Slavery and Human Trafficking Report(1)
TD Bank Group (“TD” or the “Bank”) is committed to supporting and respecting the protection of human rights and stands against all forms of modern slavery and human trafficking.(2) We understand the important role we play in respecting human rights, and we aim to avoid causing or contributing to adverse human rights impacts.
This Report is published under section 11 of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Canadian Act”) on behalf of The Toronto-Dominion Bank, and under section 54(1) of the UK’s Modern Slavery Act 2015 (the “UK Act” and collectively with the Canadian Act, the “Acts”) on behalf of The Toronto-Dominion Bank and its subsidiaries TD Global Finance Unlimited Company (“TDGF”) and TD Bank Europe Limited (“TDBEL”). This Report addresses the approaches and measures taken by these entities during fiscal year ending October 31, 2024, that help to mitigate risks of modern slavery and human trafficking in their businesses and supply chains, as required by the Acts.
1. Our Structure, Activities, and Supply Chains
The Toronto-Dominion Bank is a federally regulated bank governed by Canada’s Bank Act. The Toronto-Dominion Bank and its subsidiaries, including TDBEL and TDGF, are collectively known as TD Bank Group (“TD” or the “Bank”).(3)
TD is a diversified financial institution headquartered in Toronto, Canada, with more than 95,000 employees across key businesses: Canadian Personal and Commercial Banking, US Retail, Wealth Management and Insurance, and Wholesale Banking. TD operates primarily in Canada and the United States but also has operations in several other regions, such as the United Kingdom, Europe, and Asia-Pacific.
TDBEL is authorized and regulated by the Bank of England’s Prudential Regulation Authority and the UK Financial Conduct Authority for investment business conducted in the UK. TDBEL’s primary strategic objective is to support TD’s North American franchise by holding High Quality Liquid Assets (HQLA) which act as contingent liquidity for TD Bank Group.
TDGF is regulated by the Central Bank of Ireland. The principal activities of TDGF include global fixed income (origination, syndication, and secondary trading), global foreign exchange, global equity derivatives, and repurchase agreement (“repo market”) and funding activities, which include managing TDGF’s HQLA portfolio.
TD procures goods and services from third party suppliers, the majority of which are based in Canada and the United States, with other suppliers based in countries such as the UK, India, Ireland, and Singapore.(4) Our suppliers provide a range of goods and services to the Bank, such as IT and communications equipment and services, office supplies, promotional merchandise, software, consulting and advisory services, financial transaction services, and offshoring services. The majority of our operations, direct suppliers, and workforce, comprised mostly of office and retail staff, are based in Canada and the United States.
2. Modern Slavery Risks in Our Business and Supply Chains
We recognize that human rights observers(5) have identified the potential for modern slavery and human trafficking in the production of certain goods and third party services, some of which may exist in TD’s supply chain, such as electronics, office furniture, garments, staffing agencies, offshoring services, and hospitality services; and in the production of materials that may be present in those goods, such as steel, timber, and textiles. There is also a risk that financial services could be used directly or indirectly to support activities related to modern slavery or human trafficking.
3. Measures to Assess and Address Modern Slavery Risks
TD has policies, due diligence processes, and training programs in place that help mitigate the risk of modern slavery and human trafficking in our business and supply chains. These are outlined below in section 3.1.(6) We recognize, however, that we can always look for improvements.

(1)
This Report is being provided to our shareholders along with our annual financial statements, pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act.

(2)
We use the term “modern slavery” to refer to forced labour, child labour and other forms of slavery.

(3)
Details and locations of TD’s principal subsidiaries can be found at note 32 of the Bank’s consolidated Annual Report for the fiscal year ended October 31, 2024.

(4)
These third parties may use contractors or sub-contractors located in, and may procure goods and services from, other jurisdictions.

(5)
Based on the higher-risk goods and countries identified in Walk Free’s Global Slavery Index, and the US Department of Labor’s List of Goods Produced by Child Labor or Forced Labour.

(6)
These policies, due diligence processes, and training programs apply enterprise-wide to The Toronto-Dominion Bank and the subsidiaries covered by this report. We have therefore provided a single, consolidated description below.

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3.1 Policies, Due Diligence Processes, and Training Programs
Our relevant policies, due diligence processes, and training programs can be divided into those concerning our third party suppliers, our employees, and the services we provide to customers.
Our Third Party Suppliers
New or prospective third party suppliers providing goods or services through the Bank’s centralized Strategic Sourcing Group (SSG) must register through an enterprise procurement system requiring them to confirm to TD that they operate in accordance with the expectations described in our Supplier Code of Conduct, including those relating to the protection of human rights and fair labour practices. Our contracting standards for negotiated contracts (generally for transactions that are considered high- or medium-risk based on specified criteria) and contract templates also require third parties to comply with applicable law and to refrain from engaging in any unfair, deceptive, abusive, or unethical business practices.
The Supplier Code of Conduct reflects and frames the values and standards that TD expects third parties and their subcontractors to comply with when engaged in business with us. Specifically, third parties are expected to have guidelines, policies, and practices that are communicated throughout their organization, upheld by all levels of management, and considered and applied to their own supply chain activities, which address the following:
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Legal compliance;

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Respect for human rights;

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Fair labour practices;

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Protection of health and safety;

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Code of conduct and ethics;

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Non-discrimination;

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Financial crime;

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Conflicts of interest;

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Sustainability;

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Privacy and confidentiality;

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Accessibility;

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Corporate responsibility;

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Reporting violations;

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Books and records; and

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Supplier diversity.

Within the Supplier Code of Conduct, there are six criteria relevant to the issues of modern slavery and human trafficking:
Legal Compliance	Compliance with applicable laws, regulatory requirements, and contractual obligations applicable to the Supplier that relate to the goods and services being supplied to TD.
Respect for Human Rights	Respect for internationally recognized human rights, including rights to life, liberty, and security of person, freedom of thought and expression, and equality.
Fair Labour Practices
Compliance with applicable labour and employment laws, including those relating to wage rates and conditions of employment.
No tolerance for use of any form of child labour, forced labour, human trafficking or other forms of modern slavery in any operations, facilities or supply chain.

Protection of Health and Safety
Measures that provide and maintain safe and healthy working environments and conditions, and which comply with applicable health and safety laws.
Culture that promotes safety practices which aim to minimize risks of accidents, injuries, illnesses or death.
Documented health and safety instructions and measures (including accident reporting and emergency evacuation).

Code of Conduct and Ethics	Guidelines for workplace performance that define organizational expectations in respect of ethical, moral, and legal behaviour.
Corporate Responsibility	Policies, practices and relevant reporting that demonstrate a commitment to corporate responsibility for environmental, social and ethical matters.
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We apply a risk-based approach in the ordinary course of making business decisions, including when onboarding third party suppliers. Risk identification and assessment processes are a core part of how the Bank manages risk and are embedded throughout the organization. With respect to our third party suppliers, we take a measured, risk-based approach to onboarding and make decisions to onboard based on the risks presented by an individual third party and the Bank’s ability to manage those risks.
In fiscal 2024, we undertook a review of our third party risk management practices with the aim of making risk-based and appropriately calibrated enhancements to our third party risk management processes to assess for the risk of modern slavery and human trafficking in our supply chains. This review resulted in changes to our process to provide more holistic coverage of our third party suppliers, including to improve our understanding of their current ESG practices by integrating our assessments and monitoring into TD’s third party risk management program. This allows for us to move from spot assessments to recurring assessments of our most important third parties.
Our Employees and Contractors
We strive to abide by applicable labour laws and standards addressing issues such as equal pay, hours of work, and child labour. Where permitted by law, new employees and contingent workers are required to undergo checks based on relevant employment standards, laws, and regulations. In addition, where TD enters into agreements with staffing agencies and offshoring services to assign individuals to perform work on TD’s behalf, TD requires that the third parties represent that all such individuals are eligible and approved to work in the applicable country.
In addition, TD’s Respectful Workplace Policy, requires that all TD employees, directors and third party workers performing work for TD treat all third party workers or other persons who are in, or are seeking to have, a business relationship with TD with dignity and respect, and without harassment, discrimination, or violence.
Under the TD Code of Conduct and Ethics, every employee and member of the Board of Directors of TD, including directors of wholly-owned TD subsidiaries, is required to assess whether business decisions and actions on behalf of the organization are right, legal and fair, and within our risk appetite. Our Code of Conduct and Ethics reaffirms the commitments in TD’s Statement on Human Rights, as well as the requirements of the Respectful Workplace Policy noted above. All active employees and directors are required to complete annual Code of Conduct and Ethics training and to annually attest to compliance.
Eligible employees in the US also attest annually to TD’s Anti-Trafficking Policy, adopted in compliance with the US Federal Acquisition Regulation. Among other restrictions, the Anti-Trafficking Policy prohibits trafficking in persons and certain practices with respect to recruitment, including charging employees for recruitment fees and denying them access to their identity documents.
Services We Provide to Customers
TD recognizes that the financial system we operate in and the services that we provide may be exploited in the pursuit of illegal activities. Serving diverse communities across multiple jurisdictions, we recognize the risks associated with transactions performed by our customers that may be related to modern slavery and human trafficking. TD’s Anti-Money Laundering (AML) / Anti-Terrorist Financing (ATF), Sanctions and Anti-Bribery and Anti-Corruption (ABAC) program (the AML Program) is a second line function that develops enterprise standards, policies and procedures designed to: detect and deter the use of TD products and services for money-laundering and terrorist financing activities (including human trafficking), comply with AML/ATF(7) and economic sanctions laws and regulations, and provide principles of conduct to detect and deter bribery and corruption activities. As part of the AML Program, all TD employees are required to complete annual AML/ATF training which includes examples highlighting the risk of money laundering transactions relating to human trafficking activities. The Bank’s AML Program defines a risk-based approach for monitoring customer transactions to identify potentially suspicious and/or unusual transactions which are investigated by the TD’s Financial Intelligence Unit (FIU). Where there are reasonable grounds to suspect that the activity/transaction(s) are related to the commission of a money laundering or terrorist financing offence, the FIU is required to report these to the appropriate authorities in accordance with applicable laws. TD also participates in public-private partnership projects aimed at disrupting financial transactions associated with financial crime including human trafficking.
Social issues, which may include human rights considerations, are also addressed within our business risk frameworks and processes. TD’s Enterprise Risk Framework outlines how the Bank governs and manages risk, including social risk, and is supported by frameworks, policies, procedures and practices to identify, assess, measure, control, monitor and report on risks. TD applies a risk-based approach in the ordinary course of making business decisions; risk identification and assessment processes are a core part of how the Bank manages risk and these processes are embedded throughout the organization in governance processes, risk programs and practices. As with any other financial or non-financial risk, the Bank has developed tools to identify, assess, monitor, mitigate and report risks, including social risks. For example, with respect to non-retail lending, the Bank takes a measured, client-focused and risk-based approach to social risks. When a risk assessment indicates a heightened level of risk, the Bank conducts enhanced due diligence that could include the use of tools such as industry risk ratings, client engagement and questionnaires, industry research and media scans, as applicable.

(7)
The Bank is undertaking a remediation of its U.S. Bank Secrecy Act (BSA) / AML Program and undertaking several improvements to its enterprise-wide AML Program. Refer to the TD Bank Group 2024 Annual Report for further information on the BSA/AML Program remediation and Enterprise AML Program improvements.

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3.2 Remediation
The TD Conduct and Ethics Hotline provides a confidential and anonymous communication channel for anyone, both internal and external to TD, to report concerns regarding ethical or legal matters without fear of retaliation. TD customers can also raise complaints through the customer service channels outlined on our Resolving Your Complaints webpage.
The Code of Conduct and Ethics requires TD employees and board members to immediately report any conduct of which they are aware, or which they suspect, violates the Code. TD employees may contact the Between Us: Employee Ombudsman Office for confidential, informal and impartial guidance on how to report a concern.
TD’s contracting standards for negotiated contracts (generally high- or medium-risk transactions based on specified criteria) and contract templates include: (a) an obligation for the third party to comply with applicable law, notify TD if the third party is subject to an enforcement or other regulatory action or is otherwise charged with a failure to comply with law or regulatory action, and inform TD of its remediation plans; and (b) TD’s right to terminate the contract for cause, which would include the third party’s failure to comply with applicable law.
In our 2024 fiscal year, based on inquiries made with the teams who oversee the TD Conduct and Ethics Hotline and the Between Us: Employee Ombudsman Office, as well as other relevant teams at TD(8), we did not discover any instances of modern slavery or human trafficking in the production of goods for our operations or in applicable supply chains, and consequently, we have not had to take remediation measures. As remediation measures have not had to take place as a result of modern slavery or human trafficking, we have not had to consider remediation measures for any loss of income to families as a result of any measures we took to prevent the use of modern slavery in our activities and supply chains.(9)
3.3 Assessing the Effectiveness of Our Approach
TD regularly reviews its policies and approaches to risk management in respect to ESG issues, which may include modern slavery and human trafficking, and may make changes where indicators suggest a need for improvement.
Steps taken to assess TD’s effectiveness may include for example monitoring and considering the reporting of any complaints or claims received through TD’s reporting channels described at section 3.2 of this Report, findings from TD’s internal risk management processes and feedback from internal and external stakeholders.
4. Our Consultation and Governance Process
In preparing this Report, the Bank engaged with each covered entity and consulted with key areas of the organization across Canada, the United States, the UK, and Ireland, including Environmental and Social Risk Management, Strategic Sourcing, Sustainability & Corporate Citizenship, Human Resources, Legal, Third Party Risk Management, and Global Anti-Money Laundering. These groups have global mandates, which include the subsidiaries to which this Report applies.
This Report was approved by the Board of Directors of The Toronto-Dominion Bank on February 6, 2025, on behalf of The Toronto-Dominion Bank, TDBEL, and TDGF.
5. Canadian Regulatory Attestation for The Toronto-Dominion Bank
This Report is approved and attested, as required under subsection 11(5), pursuant to subsection 11(4)(a), of the Fighting Against Forced Labour and Child Labour in Supply Chains Act.
Raymond Chun, Group President and CEO, TD Bank Group, February 10, 2025
I have the authority to bind The Toronto-Dominion Bank

(8)
Senior Customer Complaints Office, Canadian Personal Banking Customer Care, ESG Stakeholder Engagement, Customer Advocacy and Insights.

(9)
This paragraph relates to section 11(3)(d) and (e) of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act.

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